Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

June 12, 2018

AMENDED NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 19, 2018

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2018 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, which has been rescheduled in order to include Proposal 7 described below, and will be held at 12:00 p.m. (Israel time) on Thursday, July 19, 2018, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel (instead of at its originally-scheduled date and time— Thursday, June 14, 2018, at 12:00 p.m. (Israel time)).

At the Meeting, the Company’s shareholders will be requested to approve the below-listed proposals, of which Proposals 1 through 6 appeared in the agenda for the originally-scheduled Meeting (in the case of Proposal 6, in its original, pre-amended form), and Proposal 7 has been added:

(1)	Re-election of each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (b) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

(2)	Re-election of Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law (5759-1999), or the Companies Law;

(3)	Election of Mr. Yehoshua (Shuki) Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our 2019 annual general meeting of shareholders, and authorization of our board of directors to fix such accounting firm’s annual compensation;

(5)	Approval of the terms of the annual cash compensation of the non-employee directors of the Company;

(6)	Approval of an annual grant of restricted share units to each of the non-employee directors of the Company; and

(7)	Approval of the compensation terms of Mr. Ronen Samuel, who will begin serving as the Company’s Chief Executive Officer effective as of August 1, 2018.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2018, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals. Those proposals (other than Proposal 7, and, in the case of Proposal 6, in its original, pre-amended form) were described in the proxy statement previously sent to the Company’s shareholders and annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on May 21, 2018 (which we refer to as the Original Proxy Statement). The Original Proxy Statement is supplemented by the attached Supplemental Proxy Statement, which (i) describes the amended Proposal 6 and the new Proposal 7, and (ii) updates various logistical matters related to the Meeting (we refer to the Supplemental Proxy Statement, together with the Original Proxy Statement, as the Proxy Statements).

Shareholders of record at the close of business on Monday, June 18, 2018 are entitled to vote at the Meeting, as rescheduled.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2, 3 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the Proxy Statements) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as described in the Proxy Statements) (other than, in the case of Proposals 2 and 3 only, a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Amended Notice of 2018 Annual General Meeting of Shareholders and the Proxy Statements, please mark, date, sign and mail the enclosed proxy card or voting instruction form as promptly as possible in the stamped envelope provided, or please follow the instructions for voting sent to you electronically. Because we adopted a new record date when we rescheduled the date of the Meeting, we cannot count towards the tally of votes for the Meeting those proxy cards or voting instruction forms that we distributed to you together with the Original Proxy Statement, for the originally scheduled Meeting date. Consequently, you must complete and submit a proxy card or voting instructions once again in order that your votes be counted towards the vote tally at the Meeting, even if you submitted your vote previously. If mailing in your proxy to our transfer agent in the enclosed envelope or submitting voting instructions via a physical voting instruction form, online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, July 17, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting on Thursday, July 19, 2018. Detailed voting instructions are provided both in the Proxy Statements and in the enclosed proxy card or voting instruction information. An electronic copy of the proxy materials for the Meeting are also available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, June 21, 2018, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

SUPPLEMENTAL PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Supplemental Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the 2018 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Amended Notice of 2018 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday, July 19, 2018, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or SEC, on May 21, 2018 (which we refer to as the Original Proxy Statement). The Meeting had originally been scheduled for Thursday, June 14, 2018, at 12:00 p.m. (Israel time) at Kornit’s offices (we refer to that date as the Original Meeting Date).

The Original Proxy Statement was sent to the Company’s shareholders in anticipation of the convening of the Meeting on the Original Meeting Date. As described in the Original Proxy Statement, there were six proposals to be addressed at the Meeting on the Original Meeting Date. The Meeting was subsequently postponed in order to add a seventh proposal to the agenda for the Meeting, and Proposal 6 was also amended. This Supplemental Proxy Statement provides updated logistical information concerning the Meeting as of its scheduled new date, and also describes the amended, sixth proposal and new, seventh proposal for the Meeting.

In light of the postponement of the Meeting, a new record date has been set. Shareholders of record at the close of business on Monday, June 18, 2018 will be entitled to vote at the rescheduled Meeting.

This Supplemental Proxy Statement, the attached Amended Notice of 2018 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about June 22, 2018 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting, if you held ordinary shares as of the close of business on Monday, June 18, 2018, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Original, Unmodified First Five Agenda Items

As described in the Original Proxy Statement, the first five proposals to be addressed at the Meeting, which proposals have not been modified at all, are as follows:

(1)	To re-elect each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (c) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

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(2)	To re-elect Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(3)	To elect Mr. Yehoshua Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our 2019 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation; and

(5)	To approve the terms of the annual cash compensation of the non-employee directors of the Company.

Amended Agenda Item- Proposal 6

Proposal 6, which has been part of the agenda for the Meeting, as described in the Original Proxy Statement, has been amended. It now proposes the approval of annual grants consisting solely of restricted share units, or RSUs, instead of a combination of options to purchase ordinary shares and RSUs (as had been proposed and described in the Original Proxy Statement), to Kornit Digital’s non-employee directors. Further details concerning Proposal 6, as amended, are provided below under “Proposal 6 (as Amended). Approval of Annual Grants of Restricted Share Units for Our Non-Employee Directors.”

Additional Agenda Item—Proposal 7

Proposal 7, which has been added to the agenda for the Meeting, proposes the approval of compensation for the Company’s newly-appointed chief executive officer, Mr. Ronen Samuel, who will replace Mr. Gabi Seligsohn in that role effective as of August 1, 2018 (as previously reported by Kornit Digital). Further details concerning Proposal 7 are provided below under “Proposal 7 (New). Approval of Compensation of New CEO.”

In addition to the formal proposals to be addressed at the Meeting, members of our management will be available to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the SEC on March 20, 2018, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above-described seven proposals.

Quorum

On Monday, June 11, 2018, we had 34,355,757 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date—Monday, June 18, 2018— is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

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Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal. Broker non-votes are not counted as present and entitled to vote with respect to the proposals, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of each of Proposals 2, 3 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as defined below) (except, in the cases of Proposals 2 and 3 only, for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of a company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of a company or from any other position with the company.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining whether a quorum is present with respect to Proposals 2, 3 and 7 and whether an ordinary majority has approved each of those proposals; however, the vote of any such shareholders will not be counted towards or against the special majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

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In the case of each of Proposals 2, 3 and 7, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards or against the special majority required for approval of those proposals), check the box “FOR” Items 2A, 3A and 7A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 2, 3 and 7, respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, 3 or 7, you should check the box “AGAINST” on Item 2A, 3A or 7A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2, 3 and/or 7 will be counted towards or against the ordinary majority required for the approval of Proposal 2, 3 and/or 7, but not towards or against the special majority required for approval of those proposals.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing the enclosed amended proxy card or amended voting instruction form (which voting instruction form may be submitted online or via telephone as well). Because we adopted a new record date when we rescheduled the date of the Meeting, we cannot count towards the tally of votes for the Meeting those proxy cards or voting instruction forms that we distributed to you together with the Original Proxy Statement, for the Original Meeting Date, and that you may have submitted previously. Consequently, you must complete and submit the revised proxy card or voting instructions in their current form once again in order that your vote be counted towards the vote tally at the Meeting, even if you submitted your vote previously.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these amended and supplementary proxy materials are being sent directly to you by our transfer agent. The form of amended proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the amended proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your amended proxy card in that manner. You may change your mind and cancel your amended proxy card by sending us written notice, by signing and returning an amended proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count an amended proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, July 19, 2018, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, July 18, 2018.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your amended proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. If no direction is made with respect to Proposals 2, 3 or 7, however, you will be deemed to have abstained from voting on those proposals.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these amended and supplementary proxy materials are being forwarded to you together with an amended voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their amended voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their amended voting instruction form. If mailing in your physical amended voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, July 18, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, July 17, 2018. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (June 18, 2018).

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Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your amended voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (with the possible exception of Proposal 4). That is commonly referred to as a “broker non-vote.” In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, June 18, 2018. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, June 18, 2018.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed amended proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any amended proxy in the enclosed form, if the proxy is properly executed and received by the Company in accordance with the deadlines described above (under “How You Can Vote”), will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

The enclosed amended proxies for the rescheduled Meeting are being distributed to shareholders on or about June 22, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the amended proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

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Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the amended proxy card, the amended notice of the Meeting, the Original Proxy Statement and this Supplemental Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Supplemental Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

Please see the beneficial ownership information contained in the Original Proxy Statement.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

As described in the Original Proxy Statement, information concerning the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2017, as required by regulations promulgated under the Companies Law, can be found in “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on March 20, 2018, which is available at the “Investor Relations” section of our Company’s website at ir.kornit.com or through the SEC’s website www.sec.gov.

PROPOSALS 1- 5

Background, Proposed Resolutions and Required Vote

For information concerning the background to, the proposed resolutions to be adopted pursuant to, and the required vote for the adoption of, each of Proposals 1 through 6 for the rescheduled Meeting (including biographical information concerning the nominees for reelection or initial election as Class III directors or external directors pursuant to Proposals 1, 2 and 3), please see the descriptions of Proposals 1 through 6 in the Original Proxy Statement.

Board Recommendation

The Board unanimously recommends a vote “FOR” each of Proposals 1 through 6, including the reelection or initial election of all proposed nominees as Class III directors or external directors pursuant to Proposals 1, 2 and 3 (as applicable).

PROPOSAL 6 (AS AMENDED)

APPROVAL OF ANNUAL GRANT OF RESTRICTED SHARE
UNITS FOR OUR CURRENT AND FUTURE NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the compensation of directors must comply with a company’s compensation policy and requires the approval of a company’s compensation committee, board of directors and shareholders, in that order.

Following approval by our Compensation Committee and Board, in the Original Proxy Statement, we proposed under Proposal 6 to grant annual equity grants to our current and future non-employee directors, which we refer to collectively as the Originally-Proposed Equity Grant Package:

Following our publication of the Original Proxy Statement for the Meeting, we received feedback from our shareholders concerning the Originally-Proposed Equity Grant Package. We listened to the concerns expressed by our shareholders—particularly institutional shareholder groups—that there was no estimated value provided for the Originally-Proposed Equity Grant Package, and that such grant package would therefore potentially be too expensive for our Company. We furthermore heard from additional experts in the field of director compensation who expressed the view that the grant of RSUs, rather than options, was more in keeping with the most current trends in director compensation.

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In response to the feedback of our shareholders, our Compensation Committee and Board have reviewed, discussed and re-approved a modified package of annual equity compensation for our current and future non-employee directors. Pursuant to that package (which we refer to as the Modified Equity Grant Package), our annual grant to each non-employee director would consist solely of RSUs, the number of which would be linked to a fixed value— $100,000, in the case of the Chairman of the Board, and $80,000, in the case of all other non-employee directors. The actual number of RSUs to be granted each year with the foregoing $100,000 and $80,000 values would be determined based on the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of our annual shareholder meeting. The RSUs to be granted pursuant to the Modified Equity Grant Package would be granted under Kornit Digital’s 2015 Incentive Compensation Plan, or the 2015 Plan, and would be subject to the following additional terms, which mimic those that had been proposed under the Originally-Proposed Equity Grant Package:

●	the RSUs would be granted to each non-employee director as of the date of the Meeting and on the date of each annual general meeting thereafter;

●	the RSUs would vest in their entirety on the first anniversary of the grant, provided the director continues to serve as a director of our Company at such anniversary;

●	the RSUs, to the extent then unvested, shall become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under the 2015 Plan) in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs would otherwise be subject to the terms of the 2015 Plan.

Our Compensation Committee and Board have determined that the above terms of the Modified Equity Grant Package are consistent with our Kornit Digital Ltd. 2015 Compensation Policy, or the Compensation Policy. They have furthermore determined that the grant of this type of equity compensation is critical to our ability to attract and retain high-quality non-employee directors, who are committed to the long-term success of our Company. Because the value of the RSUs is linked to the price of our ordinary shares, there is an alignment of interests of our shareholders and Board members in favor of the appreciation of the price of our ordinary shares.

If our shareholders approve it pursuant to this Proposal 6, the Modified Equity Grant Package would be automatically granted to all current and future non-employee directors of our Company on an annual basis, without the need for subsequent shareholder approval. Because the Modified Equity Grant Packages will be implemented (if approved by our shareholders) following the Meeting, each of the individuals who is nominated for election or re-election to the Board under Proposals 1-3 will be entitled to receive a Modified Equity Grant Package only if he or she is elected or re-elected to the Board at the Meeting.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the annual grant of the Modified Equity Grant Package to each of the current and future non-employee directors of the Company upon the terms described in Proposal 6 of the Supplemental Proxy Statement relating to the Meeting, be, and the same hereby is, approved.”

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Required Vote

The vote required for approval of the Modified Equity Grant Package is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this Proposal 6 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the Modified Equity Grant Package.

PROPOSAL 7 (NEW)

APPROVAL OF COMPENSATION OF NEW CEO

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. Ronen Samuel will replace Mr. Gabi Seligsohn as our Chief Executive Officer, or CEO, effective as of August 1, 2018. Based on his extensive experience in our industry, Mr. Samuel is expected to be instrumental towards our Company’s operational successes. As we reported previously, Mr. Samuel spent his previous 18 years serving in various capacities at Hewlett -Packard. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA, where he led the region to substantial growth. Previously, Mr. Samuel spent 7 years leading Asia Pacific and Japan, and brings vast experience in Strategic Marketing where he worked closely with Research and Development to define future products, as well as served in various capacities as product/project manager.

In light of Mr. Samuel’s background and achievements and his expected contributions to our operational successes, our Compensation Committee and Board have approved, and have recommended that our shareholders approve, at the Meeting, a package of one-time and ongoing compensation. In approving these compensatory measures (which are described below), the Compensation Committee and the Board considered the objectives enumerated in the Compensation Policy. They determined that the proposed one-time and ongoing compensation package is both (i) consistent with the Compensation Policy and (ii) appropriate for an executive with Mr. Samuel’s experience level and credentials.

The material terms of the proposed one-time and ongoing compensation package to which Mr. Ronen Samuel would be entitled consist of the following:

1.	Monthly Base Salary: NIS 110,000 (approximately US$30,740, based on the current NIS-U.S. dollar exchange rate), beginning as of August 1, 2018.

2.	Target Bonus: Up to 7 months’ of base salary upon achievement of targets to be annually set by the Board which will include revenue, gross margin and operating margin targets, and a bonus in the amount of up to additional five base salaries for special bonus/over achieving of said targets;

3.	Notice and Severance Pay: Upon either side providing notice of termination of his employment, Mr. Samuel will be entitled to a 60 day notice period (extended to 90 days once he is already in his 3rd year as our CEO) during which he will receive his monthly base salary (other than in the event of termination by our Company for cause). In addition, he will be entitled to 120 days’ worth of base salary as his severance pay, post-termination, which will be extended to 180 days’ worth of base salary pay once he is in his 3rd year as our CEO.

4.

Equity Compensation:

Initial, One-Time Grant of RSUs:

One-time grant of RSUs on August 1, 2018 (the first day of Mr. Samuel’s employment as CEO) having a value of $700,000 (to be valued based on the fair market value of our ordinary shares on the grant date in accordance with our Equity Grant Policy).

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Vesting Schedule for Initial, One-Time Grant of RSUs:

Subject to Mr. Samuel’s continued employment as our CEO, the initially-granted RSUs will vest over the course of a four-year period commencing on August 1, 2018, with 25% of the RSUs vesting on the first anniversary of the grant date, followed by quarterly vesting thereafter of 6.25% of the RSUs granted at the end of each quarter of continuous employment as CEO over the following 12 quarters.

Additional Terms of Initial, One-Time Grant of RSUs:

These initial RSUs will furthermore be subject to the other terms of the 2015 Plan.

Annual Grants of RSUs:

Annual grants of RSUs— on August 1, 2019 (the first anniversary of the first day of Mr. Samuel’s employment as CEO) and each subsequent anniversary thereof— having a value of $400,000 (to be valued based on the fair market value of our ordinary shares on each such grant date in accordance with our Equity Grant Policy).

Vesting Schedule for Annually- Granted RSUs:

Subject to Mr. Samuel’s continued employment as our CEO, each annual grant of RSUs will vest over the course of a four-year period commencing on the relevant grant date, with 25% of the RSUs vesting on the first anniversary of the grant date, followed by quarterly vesting thereafter of 6.25% of the RSUs granted at the end of each quarter of continuous employment as CEO over the following 12 quarters.

Additional Terms of Annually- Granted RSUs:

The annually-granted RSUs will furthermore be subject to the other terms of the 2015 Plan.

In addition to the foregoing compensation, Mr. Samuel will also be entitled to certain customary payments in connection with his joining our Company, including reimbursement of relocation expenses incurred.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the proposed compensation terms for our new Chief Executive Officer, Mr. Ronen Samuel, as described in Proposal 7 of the Supplemental Proxy Statement for the Meeting, be, and the same hereby are, approved in all respects, effective as of August 1, 2018.”

Required Vote

The vote required for the approval of our new CEO’s compensation terms pursuant to Proposal 7 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on such proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the approval of the compensation terms of our new CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the compensation terms must include a majority of the shares held by shareholders who are not controlling shareholders (as defined under “Vote Required for Approval of the Proposals”) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as defined below) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the compensation terms must not exceed 2% of the aggregate voting power in the Company.

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Please see “Vote Required for Approval of the Proposals” above in this Supplemental Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required for approval of this proposal), check the box “FOR” Item 7A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 7. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 7, you should instead check the box “AGAINST” on Item 7A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards determining whether an ordinary majority has been received in favor or against the relevant proposal, but will not be counted towards determining whether a special majority has been achieved for approval of that proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed compensation terms for our new Chief Executive Officer, Mr. Ronen Samuel.

PRESENTATION OF AUDITED 2017 FINANCIAL STATEMENTS

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2018, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Amended Notice of 2018 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying amended proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F, filed with the SEC on March 20, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at http://ir.kornit.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Supplemental Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Yuval Cohen Chairman of the Board of Directors

Rosh Ha’ayin, Israel

June 13, 2018

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